UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited
By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: May 17, 2019

2

EXHIBIT INDEX

Exhibit 99.1—Press Release

3

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2019

SHANGHAI, May 17, 2019 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on high net worth individuals, today announced its unaudited financial results for the first quarter of 2019.

FIRST QUARTER 2019 FINANCIAL HIGHLIGHTS

•	Net revenues for the first quarter of 2019 were RMB889.9 million (US$132.6 million), a 7.1% increase from the corresponding period in 2018.

(RMB millions, except percentages)	Q1 2018	Q1 2019	YoY Change
Wealth management	594.2	623.4	4.9%
Asset management	194.3	167.9	(13.6%)
Lending and other businesses	42.4	98.6	132.6%

Total net revenues	830.9	889.9	7.1%

•	Income from operations for the first quarter of 2019 was RMB302.5 million (US$45.1 million), a 10.2% increase from the corresponding period in 2018.

(RMB millions, except percentages)	Q1 2018	Q1 2019	YoY Change
Wealth management	184.0	189.5	3.0%
Asset management	109.4	67.8	(38.1%)
Lending and other businesses	(18.9)	45.2	N.A.

Total income from operations	274.5	302.5	10.2%

•	Net income attributable to Noah shareholders for the first quarter of 2019 was RMB284.6 million (US$42.4 million), a 6.0% increase from the corresponding period in 2018.

•	Non-GAAP[1] net income attributable to Noah shareholders for the first quarter of 2019 was RMB304.6 million (US$45.4 million), a 19.9% increase from the corresponding period in 2018.

FIRST QUARTER 2019 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business offers financial products and provides value-added services to high net worth clients in China and overseas. Noah primarily distributes credit, private equity, public securities and insurance products denominated in RMB and other currencies.

[1]

Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity securities (unrealized), adjustment for sale of equity securities and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

•	Total number of registered clients as of March 31, 2019 was 274,893, a 39.6% increase from March 31, 2018.

•	Total number of active clients[2] during the first quarter of 2019 was 8,117, a 49.0% increase from the first quarter of 2018.

•	Aggregate value of financial products distributed during the first quarter of 2019 was RMB28.0 billion (US$4.2 billion), a 0.8% increase from the first quarter of 2018.

Product type	Three months ended March 31,
	2018		2019
	(RMB in billions, except percentages)
Credit[3] products	13.2	47.6%	22.1	78.8%
Private equity products	6.3	22.6%	1.3	4.8%
Public securities[4] products	7.9	28.2%	3.2	11.4%
Other products	0.4	1.6%	1.4	5.0%

All products	27.8	100.0%	28.0	100.0%

•	Average transaction value per active client[5] for the first quarter of 2019 was RMB3.5 million (US$0.5 million), a 32.3% decrease from the corresponding period in 2018.

•

Coverage network in mainland China included 313 service centers covering 83 cities as of March 31, 2019, up from 263 service centers covering 81 cities as of March 31, 2018 and unchanged from December 31, 2018.

•	Number of relationship managers was 1,496 as of March 31, 2019, a 7.9% increase from March 31, 2018, but a 5.5% decrease from December 31, 2018.

Asset Management Business

The Company’s asset management business, Gopher Asset Management, is a leading alternative multi-asset manager in China also with international offices in Hong Kong and the United States. Gopher Asset Management develops and manages private equity, real estate, public securities, credit and multi-strategy investments denominated in Renminbi and other currencies.

•	Total assets under management as of March 31, 2019 were RMB171.1 billion (US$25.5 billion), a 1.1% increase from December 31, 2018 and a 9.1% increase from March 31, 2018.

[2]	“Active clients” for a given period refers to registered high net worth clients who purchase financial products distributed or provided by Noah during that given period.
[3]	“Credit products” was previously referred to as “fixed income” products.
[4]

“Public securities products” refer to the financial products that invest in publicly traded securities, including stocks and bonds. This was previously referred to as “secondary market equity” financial products. Starting in January 2019, we included the transaction value of mutual fund products in the total transaction value.

[5]	“Average transaction value per active client” refers to the average value of financial products that were purchased by active clients during the period specified.

Investment type	As of December 31, 2018		Asset Growth	Asset Expiration/ Redemption		As of March 31, 2019
	(RMB billions, except percentages)
Private equity	100.2	59.2%	2.1	1.2		101.1	59.1%
Credit	39.4	23.3%	6.4	7.0		38.8	22.7%
Real estate	16.7	9.9%	0.8	0.1		17.4	10.2%
Public securities[4]	6.2	3.6%	1.0	0.3	[6]	6.9	4.0%
Multi-strategies[7]	6.7	4.0%	0.3	0.1		6.9	4.0%

All Investments	169.2	100.0%	10.6	8.7		171.1	100.0%

Lending and Other Businesses

The Company’s lending services business utilizes an advanced risk-management system to assess and facilitate short-term loans to high quality borrowers, often secured with collateral. The total amount of loans originated during the first quarter of 2019 was RMB2.5 billion, as compared with RMB2.1 billion for the corresponding period of 2018, representing an increase of 17.2%. Other businesses include an online financial advisory platform and payment technology services.

Mr. Yi Zhao, Group President of Noah, said, “We have been focusing on the enhancement of operating efficiency, and successfully delivered another quarter of solid financial results, especially reflected in the improvement of operating margin. We have noticed that after the recent market challenges, high net worth clients have become increasingly rational and sophisticated, and their investment appetite has been gradually recovering, which provides us with enhanced business growth opportunities.”

FIRST QUARTER 2019 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2019 were RMB889.9 million (US$132.6 million), a 7.1% increase from the corresponding period in 2018, primarily driven by increased recurring service fees and other service fees, partially offset by a decrease of performance-based income.

•	Wealth Management Business

•

Net revenues from one-time commissions for the first quarter of 2019 were RMB322.7 million (US$48.1 million), a 2.1% increase from the corresponding period in 2018, generally in line with the total amount of transaction value.

•

Net revenues from recurring service fees for the first quarter of 2019 were RMB256.2 million (US$38.2 million), a 5.4% increase from the corresponding period in 2018. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed.

•

Net revenues from performance-based income for the first quarter of 2019 were RMB1.2 million (US$0.2 million), compared with RMB20.0 million in the corresponding period of 2018. The decrease was primarily due to less performance-based income realized from public securities.

•

Net revenues from other service fees for the first quarter of 2019 were RMB43.3 million (US$6.4 million), compared with RMB14.9 million in the corresponding period in 2018, primarily due to the growth of the various value-added services Noah offers to its high net worth clients.

[6]	The asset expiration/redemption of public securities also includes market appreciation or depreciation.
[7]	“Multi-strategies” investments were previously referred to as “other investments”.

•	Asset Management Business

•

Net revenues from recurring service fees for the first quarter of 2019 were RMB162.7 million (US$24.2 million), a 6.4% increase from the corresponding period in 2018. The increase was primarily due to the increase in assets under management.

•

Net revenues from performance-based income for the first quarter of 2019 were RMB3.6 million (US$0.5 million), compared with RMB39.4 million in the corresponding period of 2018. The decrease was primarily due to less performance-based income realized from public securities.

•	Lending and Other Businesses

•

Net revenues for the first quarter of 2019 were RMB98.6 million (US$14.7 million), a 132.6% increase from the corresponding period in 2018. The increase was primarily due to the growth of loan origination and service fee income generated from loans originated in the previous periods.

Operating Costs and Expenses

Operating costs and expenses for the first quarter of 2019 were RMB587.4 million (US$87.5 million), a 5.6% increase from the corresponding period in 2018. Operating costs and expenses primarily consisted of compensation and benefits of RMB404.3 million (US$60.2 million), selling expenses of RMB90.5 million (US$13.5 million), general and administrative expenses of RMB58.6 million (US$8.7 million) and other operating expenses of RMB50.8 million (US$7.6 million).

•

Operating costs and expenses for the wealth management business for the first quarter of 2019 were RMB433.9 million (US$64.7 million), a 5.8% increase from the corresponding period in 2018, primarily due to an increase in compensation and benefits partially offset by a decrease in marketing expenses.

•

Operating costs and expenses for the asset management business for the first quarter of 2019 were RMB100.1 million (US$14.9 million), a 17.9% increase from the corresponding period in 2018, primarily due to an increase in compensation and benefits.

•

Operating costs and expenses for lending and other businesses for the first quarter of 2019 were RMB53.4 million (US$8.0 million), a 12.9% decrease from the corresponding period in 2018, primarily due to a decrease in compensation and benefits as employees under non-lending businesses were restructured during the quarter.

Operating Margin

Operating margin for the first quarter of 2019 was 34.0%, an increase from 33.0% for the corresponding period in 2018.

•	Operating margin for the wealth management business for the first quarter of 2019 was 30.8%, compared with 31.0% for the corresponding period in 2018.

•	Operating margin for the asset management business for the first quarter of 2019 was 39.1%, compared with 56.3% for the corresponding period in 2018.

•

Income from operation for the lending and other businesses for the first quarter of 2019 was RMB45.2 million (US$6.7 million), compared with an operating loss of RMB18.9 million for the corresponding period in 2018.

Investment Income

Investment income for the first quarter of 2019 was RMB25.7 million (US$3.8 million), compared with RMB42.1 million for the corresponding period in 2018. The decrease was primarily related to the fluctuation of fair value of equity securities, which contributed RMB8.7 million (US$1.3 million) of investment income in the first quarter of 2019, as compared to RMB34.8 million investment income in the corresponding period of 2018.

Income Tax Expenses

Income tax expenses for the first quarter of 2019 were RMB79.5 million (US$11.8 million), a 7.9% increase from the corresponding period in 2018. The increase was primarily due to higher taxable income.

Net Income

•	Net Income

•	Net income for the first quarter of 2019 was RMB287.6 million (US$42.9 million), a 10.3% increase from the corresponding period in 2018.

•	Net margin for the first quarter of 2019 was 32.3%, up from 31.4% for the corresponding period in 2018.

•	Net income attributable to Noah shareholders for the first quarter of 2019 was RMB284.6 million (US$42.4 million), a 6.0% increase from the corresponding period in 2018.

•

Net income attributable to Noah shareholders per basic and diluted ADS for the first quarter of 2019 was RMB4.70 (US$0.70) and RMB4.57 (US$0.68), respectively, compared with RMB4.70 and RMB4.44 respectively, for the corresponding period in 2018.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the first quarter of 2019 was RMB304.6 million (US$45.4 million), a 19.9% increase from the corresponding period in 2018.

•	Non-GAAP net margin attributable to Noah shareholders for the first quarter of 2019 was 34.2%, up from 30.6% for the corresponding period in 2018.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the first quarter of 2019 was RMB4.90 (US$0.73), up from RMB4.21 for the corresponding period in 2018.

Balance Sheet and Cash Flow

As of March 31, 2019, the Company had RMB2,869.6 million (US$427.6 million) in cash and cash equivalents, compared with RMB2,704.1 million as of December 31, 2018 and RMB2,151.4 million as of March 31, 2018.

Net cash inflow from the Company’s operating activities during the first quarter of 2019 was RMB152.7 million (US$22.8 million), driven by profit earned from normal business operations and partially offset by working capital change.

Net cash outflow from the Company’s investing activities during the first quarter of 2019 was RMB67.5 million (US$10.1 million), primarily due to the increase in property and equipment and various investments and partially offset by proceeds from sales of loans.

Net cash inflow from the Company’s financing activities was RMB88.6 million (US$13.2 million) in the first quarter of 2019, primarily due to the capital contribution by non-controlling shareholders of a consolidated subsidiary.

2019 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2019 will be in the range of RMB1.13 billion to RMB1.18 billion, an increase of 11.9% to 16.8% compared with the full year 2018. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s first quarter 2019 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details
Date/Time:	Thursday, May 16, 2019 at 8:00 p.m., U.S. Eastern Time Friday, May 17, 2019 at 8:00 a.m., Hong Kong Time
Dial in details:
- United States Toll Free	+1-888-317-6003
- Mainland China Toll Free	4001-206-115
- Hong Kong Toll Free	800-963-976
- International	+1-412-317-6061
Conference Title:	Noah Holdings First Quarter 2019 Earnings Call
Participant Entry No.:	1098879

Participants will need to dial in 10-15 minutes early and use this Entry Number in order to join the conference.

A telephone replay will be available starting one hour after the end of the conference call until May 23, 2019 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10131248.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at ir.noahgroup.com.

DISCUSSION OF RECENTLY ADOPTED ACCOUNTING STANDARD AND NON-GAAP MEASURES

In the first quarter of 2019, the Company adopted Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. We adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases. The Company also elected the package of practical expedients, which among other things, does not require reassessment of lease classification.

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity investments (unrealized), adjustment for sale of equity securities and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on high net worth individuals. In the first quarter of 2019, Noah distributed RMB28.0 billion (US$4.2 billion) of financial products. Through Gopher Asset Management, Noah had assets under management of RMB171.1 billion (US$25.5 billion) as of March 31, 2019.

Noah’s wealth management business primarily distributes credit, private equity, public securities and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,496 relationship managers across 313 service centers in 83 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada, Australia and Singapore. The Company’s wealth management business had 274,893 registered clients as of March 31, 2019. As a leading alternative multi-asset manager in China, Gopher Asset Management manages private equity, real estate, public securities, credit and multi-strategy investments denominated in Renminbi and other currencies. The Company also provides lending services and other services including an online financial advisory platform and payment technology services.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the first quarter of 2019 ended March 31, 2019 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.7112 to US$1.00, the effective noon buying rate for March 29, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2019 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Eva Ma

Tel: +86-21-8035-9221

ir@noahgroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	December 31, 2018	March 31, 2019	March 31, 2019
	RMB’000	RMB’000	USD’000
Assets
Current assets:
Cash and cash equivalents	2,704,091	2,869,638	427,589
Restricted cash	2,500	2,500	373
Short-term investments (including short-term investments measured at fair value of RMB438,077 thousands and RMB469,205 thousands, as of December 31, 2018 and March 31, 2019, respectively)	450,477	501,646	74,748
Accounts receivable, net of allowance for doubtful accounts of nil as of December 31, 2018 and March 31, 2019	282,431	330,770	49,286
Loans receivable, net	620,219	507,650	75,642
Amounts due from related parties	572,201	664,305	98,985
Loans receivable from factoring business	18,893	14,010	2,088
Other current assets	453,269	476,160	70,950

Total current assets	5,104,081	5,366,679	799,661
Long-term investments (including long-term investments measured at fair value of RMB609,151 thousands and RMB687,159 thousands, as of December 31, 2018 and March 31, 2019, respectively)	1,025,065	1,056,387	157,407
Investment in affiliates	1,375,110	1,401,542	208,836
Property and equipment, net	346,653	332,570	49,554
Operating lease right-of-use assets, net	—	290,062	43,220
Non-current deferred tax assets	113,384	113,383	16,895
Other non-current assets	49,971	67,577	10,068

Total Assets	8,014,264	8,628,200	1,285,641

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	671,200	727,796	108,445
Income tax payable	54,296	106,337	15,845
Deferred revenues	142,925	154,723	23,054
Other current liabilities	722,652	540,184	80,490

Total current liabilities	1,591,073	1,529,040	227,834
Operating lease liabilities, non-current	—	311,650	46,437
Non-current deferred tax liabilities	67,092	66,992	9,982
Convertible notes	145,004	—	—
Other non-current liabilities	35,718	28,638	4,267

Total Liabilities	1,838,887	1,936,320	288,520

Equity	6,175,377	6,691,880	997,121

Total Liabilities and Equity	8,014,264	8,628,200	1,285,641

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Three months ended
	March 31,	March 31,	March 31,	Change
	2018	2019	2019
	RMB’000	RMB’000	USD’000
Revenues:
Revenues from others:
One-time commissions	219,541	216,643	32,281	(1.3%)
Recurring service fees	143,932	132,476	19,740	(8.0%)
Performance-based income	20,657	1,094	163	(94.7%)
Other service fees	59,989	145,377	21,662	142.3%

Total revenues from others	444,119	495,590	73,846	11.6%
Revenues from funds Gopher manages:
One-time commissions	98,384	107,908	16,079	9.7%
Recurring service fees	254,067	288,156	42,937	13.4%
Performance-based income	39,048	3,758	560	(90.4%)

Total revenues from funds Gopher manages	391,499	399,822	59,576	2.1%

Total revenues	835,618	895,412	133,422	7.2%
Less: VAT related surcharges	(4,699)	(5,528)	(824)	17.6%

Net revenues	830,919	889,884	132,598	7.1%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(158,701)	(167,268)	(24,924)	5.4%
Performance fee compensation	(6,200)	(1,276)	(190)	(79.4%)
Other compensations	(195,812)	(235,761)	(35,129)	20.4%

Total compensation and benefits	(360,713)	(404,305)	(60,243)	12.1%
Selling expenses	(106,259)	(90,456)	(13,478)	(14.9%)
General and administrative expenses	(55,929)	(58,550)	(8,724)	4.7%
Other operating expenses	(37,963)	(50,828)	(7,574)	33.9%
Government subsidies	4,488	16,780	2,500	273.9%

Total operating costs and expenses	(556,376)	(587,359)	(87,519)	5.6%

Income from operations	274,543	302,525	45,079	10.2%

Other income:
Interest income	22,867	23,123	3,445	1.1%
Interest expenses	(6,869)	(430)	(64)	(93.7%)
Investment income	42,132	25,663	3,824	(39.1%)
Other income (expense)	1,163	(1,928)	(287)	(265.8%)

Total other income	59,293	46,428	6,918	(21.7%)

Income before taxes and income from equity in affiliates	333,836	348,953	51,997	4.5%
Income tax expense	(73,662)	(79,492)	(11,845)	7.9%
Income from equity in affiliates	652	18,123	2,700	2,679.6%

Net income	260,826	287,584	42,852	10.3%
Less: net (loss) income attributable to non-controlling interests	(7,639)	3,007	448	N.A.

Net income attributable to Noah shareholders	268,465	284,577	42,404	6.0%

Income per ADS, basic	4.70	4.70	0.70	—
Income per ADS, diluted	4.44	4.57	0.68	2.9%

Margin analysis:
Operating margin	33.0%	34.0%	34.0%
Net margin	31.4%	32.3%	32.3%

Weighted average ADS equivalent[1]:
Basic	57,166,048	60,570,704	60,570,704
Diluted	61,384,898	62,355,964	62,355,964
ADS equivalent outstanding at end of period	57,225,760	61,180,845	61,180,845

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	March 31, 2018	March 31, 2019	March 31, 2019	Change
	RMB’000	RMB’000	USD’000
Net income	260,826	287,584	42,851	10.3%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(34,863)	(30,858)	(4,598)	(11.5%)
Fair value fluctuation of available for sale Investment (after tax)	1,376	74	11	(94.6%)

Comprehensive income	227,339	256,800	38,264	13.0%
Less: Comprehensive (loss) income attributable to non-controlling interests	(7,579)	3,217	479	N.A.

Comprehensive income attributable to Noah shareholders	234,918	253,583	37,785	7.9%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	March 31, 2018	March 31, 2019	Change
Number of registered clients	196,927	274,893	39.6%
Number of relationship managers	1,386	1,496	7.9%
Number of cities under coverage in mainland China	81	83	2.5%

	Three months ended
	March 31, 2018	March 31, 2019	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	5,449	8,117	49.0%
Transaction value:
Credit products	13,247	22,101	66.8%
Private equity products	6,279	1,333	(78.8%)
Public securities products	7,854	3,205	(59.2%)
Other products	433	1,401	223.5%

Total transaction value	27,813	28,040	0.8%
Average transaction value per active client	5.10	3.45	(32.3%)

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended March 31, 2019
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others:
One-time commissions	216,180	463	—	216,643
Recurring service fees	131,618	858	—	132,476
Performance-based income	1,094	—	—	1,094
Other service fees	43,445	1,166	100,766	145,377

Total revenues from others	392,337	2,487	100,766	495,590

Revenues from funds Gopher manages:
One-time commissions	107,908	—	—	107,908
Recurring service fees	125,751	162,405	—	288,156
Performance-based income	97	3,661	—	3,758

Total revenues from funds Gopher manages	233,756	166,066	—	399,822

Total revenues	626,093	168,553	100,766	895,412
Less: VAT related surcharges	(2,730)	(628)	(2,170)	(5,528)

Net revenues	623,363	167,925	98,596	889,884

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(167,125)	—	(143)	(167,268)
Performance fee compensation	—	(1,276)	—	(1,276)
Other compensations	(146,458)	(63,936)	(25,367)	(235,761)

Total compensation and benefits	(313,583)	(65,212)	(25,510)	(404,305)
Selling expenses	(83,114)	(3,903)	(3,439)	(90,456)
General and administrative expenses	(37,336)	(15,261)	(5,953)	(58,550)
Other operating expenses	(15,086)	(17,266)	(18,476)	(50,828)
Government subsidies	15,218	1,562	—	16,780

Total operating costs and expenses	(433,901)	(100,080)	(53,378)	(587,359)

Income from operations	189,462	67,845	45,218	302,525

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended March 31, 2018
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others:
One-time commissions	219,283	258	—	219,541
Recurring service fees	141,329	2,603	—	143,932
Performance-based income	20,126	531	—	20,657
Other service fees	14,993	1,791	43,205	59,989

Total revenues from others	395,731	5,183	43,205	444,119

Revenues from funds Gopher manages:
One-time commissions	98,318	66	—	98,384
Recurring service fees	103,069	150,998	—	254,067
Performance-based income	—	39,048	—	39,048

Total revenues from funds Gopher manages	201,387	190,112	—	391,499

Total revenues	597,118	195,295	43,205	835,618
Less: VAT related surcharges	(2,936)	(944)	(819)	(4,699)

Net revenues	594,182	194,351	42,386	830,919

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(157,926)	—	(775)	(158,701)
Performance fee compensation	—	(6,200)	—	(6,200)
Other compensations	(118,761)	(45,143)	(31,908)	(195,812)

Total compensation and benefits	(276,687)	(51,343)	(32,683)	(360,713)
Selling expenses	(91,314)	(5,814)	(9,131)	(106,259)
General and administrative expenses	(36,716)	(13,754)	(5,459)	(55,929)
Other operating expenses	(8,295)	(14,605)	(15,063)	(37,963)
Government subsidies	2,808	640	1,040	4,488

Total operating costs and expenses	(410,204)	(84,876)	(61,296)	(556,376)

Income (loss) from operations	183,978	109,475	(18,910)	274,543

Noah Holdings Limited

Supplement Revenue Information for Segment

(unaudited)

	Three months ended March 31, 2019
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	401,523	145,608	100,766	647,897
Hong Kong	180,596	20,943	—	201,539
Others	43,974	2,002	—	45,976

Total revenues	626,093	168,553	100,766	895,412

	Three months ended March 31, 2018
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	463,431	150,429	43,205	657,065
Hong Kong	133,687	44,866	—	178,553

Total revenues	597,118	195,295	43,205	835,618

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited) 8

	Three months ended
	March 31, 2018	March 31, 2019	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	268,465	284,577	6.0%
Adjustment for share-based compensation related to:
Share options	12,210	13,413	9.9%
Restricted shares	10,491	16,203	54.4%
Less: gains from fair value changes of equity securities (unrealized)	34,788	8,742	(74.9%)
Add: gains from sales of equity securities (realized)	—	4,885	N.A.
Less: Tax effect of adjustments	2,283	5,714	150.3%

Adjusted net income attributable to Noah shareholders (non-GAAP)	254,095	304,622	19.9%

Net margin attributable to Noah shareholders	32.3%	32.0%
Non-GAAP net margin attributable to Noah shareholders	30.6%	34.2%
Net income attributable to Noah shareholders per ADS, diluted	4.44	4.57	2.9%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	4.21	4.90	16.4%

[8]

Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity securities (unrealized), adjustment for sale of equity securities and net of tax impact, if any.